ISSUED ON BEHALF OF RELX PLC AND RELX NV

Director/PDMR Shareholdings

Following the appointment of Gunjan Aggarwal as Chief Human Resources Officer on 12 September 2017, RELX Group announces the following transactions in its securities:

RELX PLC

1		Details of the person discharging managerial responsibilities/person closely associated
a)		Name	Gunjan Aggarwal
2		Reason for the notification

a	)	Position/status	Chief Human Resources Officer – Person Discharging
Managerial Responsibilities
—
b	)	Initial notification	Initial Notification
/Amendment

3		Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
-
a	)	Name	RELX PLC

b	)	LEI	549300WSX3VBUFFJOO66

4		Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii)
each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
-
a	)	Description of the financial	Ordinary Shares of 14 51/116p each (‘Ordinary Shares’)
		instrument, type of	ISIN: GB00B2B0DG97
instrument Identification code

b	)	Nature of the transaction	Grant of a conditional award over Ordinary Shares under the
RELX Group plc Long Term Incentive Plan 2013. There is no
price payable on the grant or vesting of the award. Vesting
is subject to the achievement of performance conditions over a three year period between 1 January 2017 and 31 December
2019.
—
c	)	Price(s) and volume(s)	Price(s)	Volume(s)

			Nil	5,955

d	)	Aggregated information	5,955
		- Aggregated volume	Nil
- Price

e	)	Date of the transaction	2017-09-13

f	)	Place of the transaction	Outside of a trading venue

4		Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii)
each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
-
a	)	Description of the financial	Ordinary Shares of 14 51/116p each (‘Ordinary Shares’)
		instrument, type of	ISIN: GB00B2B0DG97
instrument Identification code

b	)	Nature of the transaction	Grant of a one-off restricted share award over Ordinary
Shares under the RELX Group plc Restricted Share Plan 2014
to compensate Ms Aggarwal for the forfeiture of awards from
her former employer. There is no price payable on the grant
or vesting of the award. Vesting is subject to her
continued employment with the Group. 2,258 Ordinary Shares
will vest in Q1 2018, 4,517 Ordinary Shares will vest in Q1
2019, and the remaining 4,518 Ordinary Shares will vest in
Q1 2020.
—
c	)	Price(s) and volume(s)	Price(s)	Volume(s)

			Nil	11,293

d	)	Aggregated information	11,293
		- Aggregated volume	Nil
- Price

e	)	Date of the transaction	2017-09-13

f	)	Place of the transaction	Outside of a trading venue

RELX NV

1		Details of the person discharging managerial responsibilities/person closely associated
a)		Name	Gunjan Aggarwal
2		Reason for the notification

a	)	Position/status	Chief Human Resources Officer – Person Discharging Managerial Responsibilities
—
b	)	Initial notification	Initial Notification
/Amendment

3		Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
-
a	)	Name	RELX NV

b	)	LEI	549300XO8R7MPISUO753

4		Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
-
a	)	Description of the	Ordinary Shares of €0.07 each (‘Ordinary Shares’)
		financial instrument,	ISIN: NL0006144495
type of instrument Identification code

b	)	Nature of the transaction	Grant of a conditional award over Ordinary Shares under the RELX Group plc
Long Term Incentive Plan 2013. There is no price payable on the grant or vesting of the award. Vesting is subject to the achievement of performance conditions over a three year period between 1 January 2017 and 31 December
2019.
—
c	)	Price(s) and volume(s)	Price(s)	Volume(s)

			Nil	6,090

d	)	Aggregated information	6,090
		- Aggregated volume	Nil
- Price

e	)	Date of the transaction	2017-09-13

f	)	Place of the transaction	Outside of a trading venue
—
4		Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
-
a	)	Description of the	Ordinary Shares of €0.07 each (‘Ordinary Shares’)
		financial instrument,	ISIN: NL0006144495
type of instrument Identification code

b	)	Nature of the transaction	Grant of a one-off restricted share award over Ordinary Shares under the RELX
Group plc Restricted Share Plan 2014 to compensate Ms Aggarwal for the forfeiture of awards from her former employer. There is no price payable on the grant or vesting of the award. Vesting is subject to her continued
employment with the Group. 2,310 Ordinary Shares will vest in Q1 2018, 4,620
Ordinary Shares will vest in Q1 2019, and the remaining 4,621 Ordinary Shares will vest in Q1 2020.
—
c	)	Price(s) and volume(s)	Price(s)		Volume(s)
—
			Nil		11,551

d	)	Aggregated information	11,551
		- Aggregated volume	Nil
- Price

e	)	Date of the transaction	2017-09-13

f	)	Place of the transaction	Outside of a trading venue
—